April 17, 2019

VIA EDGAR AND UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3233

100 F Street, NE

Washington, D.C. 20549

Attn:                    Joshua Lobert, Staff Attorney, Office of Real Estate and Commodities

Re:                             Anworth Mortgage Asset Corporation

Registration Statement on Form S-3

File No. 333-230724

Request for Acceleration of Effectiveness

Dear Mr. Lobert:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Anworth Mortgage Asset Corporation, a Maryland corporation (the “Registrant”), hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), so that it may become effective at 4:00 p.m., Eastern time, on April 19, 2019, or as soon thereafter as practicable.

The Registrant understands that the staff of the U.S. Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as confirmation by the Registrant of its awareness of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the registered securities covered by the Registration Statement.

If you have any questions regarding the foregoing, please contact our counsel, Mark J. Kelson of Greenberg Traurig, LLP at (310) 586-3856.  In addition, it would be greatly appreciated if you could please call Mr. Kelson to notify him when the Registration Statement has been declared effective.

Sincerely,

Anworth Mortgage Asset Corporation

By:	/s/ Joseph E. McAdams
Joseph E. McAdams
Chairman of the Board, Chief Executive Officer and President

cc:                                Mark J. Kelson, Esq., Greenberg Traurig, LLP

William Wong, Esq., Greenberg Traurig, LLP